Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports October Sales

Projects Q3 Results Within Guidance Range

HOUSTON, TX, November 4, 2010 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week October period ended October 30, 2010 decreased 1.1% to $100 million from $101 million in the prior year four week period ended October 31, 2009. Comparable store sales decreased 3.5%.

Accessories, cosmetics, footwear and intimate apparel achieved comparable store sales increases during October. Geographically, the Midwest, Northeast, Southeast and Southwest regions had comparable store sales gains.

For the third quarter ended October 30, 2010, the Company reported that total sales increased 2.1% to $332 million from $325 million last year. Comparable store sales for the quarter decreased 0.3%.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2010	2009	2010	2009
1st Quarter	(0.6)	(9.0)	340	333
2nd Quarter	(1.6)	(10.7)	345	342
August	0.5	(9.5)	114	111
September	1.8	(5.6)	118	113
October	(3.5)	(0.1)	100	101
3rd Quarter	(0.3)	(5.4)	332	325
Year-To-Date (9 Mos)	(0.9)	(8.4)	1,017	1,000

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Andy Hall, President and Chief Executive Officer, commented, "A warmer than normal October this year versus a cold October last year reduced demand for fall season merchandise.

"For the third quarter, our new stores continued to perform well and drove a 2.1% increase in total sales. Our small market stores, which comprise 65.0% of our base, had positive third quarter comparable store sales of 1.6% and were up 2.0% through the first nine months.

"We expect to achieve the low end of our third quarter guidance range of a $0.15 to $0.18 loss per share," Mr. Hall concluded.

The Company plans to report its third quarter results before the market opens on Thursday, November 18, 2010, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

Store Activity

In October, the Company opened new Goody's stores in Morehead and Mt. Sterling, KY. This brought the total number of new stores opened in the third quarter to 12. Through the first nine months of the year, the Company has opened 32 new stores, 29 of which have been opened under the Goody's name.

The Company completed its 2010 new store opening program with the opening of a Goody's store in Cullman, AL on November 3rd.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 789 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's loss per share outlook for the third quarter. Forward-looking

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statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2010, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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